UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant	Vivos Therapeutics, Inc.
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	7921 Southpark Plaza, Suite 210
City, State and Zip Code	Littleton, CO 80120

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vivos Therapeutics, Inc. (the “Company”) is unable to file its Form 10-Q for the quarter ended March 31, 2026 (the “Form 10-Q”) within the prescribed time period without undue hardship and expense because the compilation, dissemination and review of the information required to be properly presented in the Form 10-Q. As of the date hereof, the Company and its independent registered public accounting firm requires additional time to complete the review of SCN’s interim financial statements and to consolidate such financial statements into the Company’s unaudited financial statements for the quarter ended March 31, 2026.

The Company is working diligently to complete its Form 10-Q for such period as soon as possible and currently expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Kirk Huntsman	(866) 908-4867
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vivos Therapeutics, Inc. (the “Company”) expects to report that its revenue and gross profit increased by approximately 70% and 100%, respectively, for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The primary cause was due to an increase in sales of Company products and services to patients that resulted from the Company’s 2025 acquisition of Prabhu-Lata K. Shete MDs, LTD., a Nevada professional corporation d/b/a The Sleep Center of Nevada (“SCN”), as well as SCN’s legacy diagnostic services that the Company did not have in the prior year quarter.

The Company also expects to report that its sales, general and administrative expenses increased by approximately 70% for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025. The primary cause of this increase was due to increase of salaries and wages, rent and other expenses associated with SCN’s operations and the integration of SCN with the Company. As a result, the Company anticipates an increase in its net loss for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025.

The figures reported above are still under review and may differ once reported in the Form 10-Q to be filed by the Company.

Vivos Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/s/Bradford Amman
Bradford Amman
Chief Financial Officer